Exhibit 99.1

NEWS RELEASE

Highway Holdings Plans to Acquire 51% of Regent-Feinbau Adermann GmbH

HONG KONG — December 23, 2025— Highway Holdings Limited (Nasdaq: HIHO, the “Company” or “Highway Holdings”) today announced it has signed a letter of intent (“LOI”) with LeMALe Beteiligungs-GmbH (“LeMaLe” or “Seller”) to acquire 51% of German-based Regent-Feinbau Adermann GmbH (“Regent-Feinbau”) primarily for cash and a smaller amount of the Company’s unregistered shares.

The proposed acquisition, which targets a close by the end of March 2026, remains subject to the completion of due diligence, negotiation and execution of a definitive purchase agreement, and satisfaction of customary closing conditions. There can be no assurance that the parties will enter into a definitive agreement or that any transaction will be consummated.

Founded in 1949, Regent-Feinbau is a certified manufacturing specialist (IATF 16949, ISO 9001, ISO 14001) for precision sheet metal components and welded assemblies made of aluminum, steel, and copper. With decades of experience and vertically integrated capabilities, Regent-Feinbau delivers high-quality, scalable solutions for demanding applications - from laser-cut parts to fully assembled functional units. Regent-Feinbau’s core competencies include: Laser cutting and bending (efficient, high-precision processing using CNC press brakes and automated systems); Forming technology (flexible production with extender presses and CNC-controlled bending for complex geometries); Component assembly (complete systems with integrated fastening and joining processes); and Advanced welding (including drawn arc, projection, spot, and robotic welding, ensuring strong, repeatable joints across a wide range of materials). Regent-Feinbau primarily serves OEMs directly, while also supporting Tier 1 suppliers with reliable, production-ready components and assemblies across the automotive, commercial vehicle, aerospace, and industrial sectors.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, commented, “We are extremely excited to have signed a letter of intent to acquire 51% of Regent-Feinbau. The acquisition is part of our short and long-term strategy to reinvigorate our OEM business, which has an urgent need to replace customers whose revenue contribution has declined or halted due to the global business challenges entering and exiting COVID. Regent-Feinbau’s experience with automotive customers and that company’s excellent capabilities, which allows them to be a Tier 1 supplier to companies such as AMG Mercedes Benz, will have a lot of value for our Chinese metal component division, Nissin Shenzhen, in targeting the Chinese automotive market.

The Chinese automotive market is one of the automotive markets left with a positive growth rate, which according to third party estimates currently is about $660 billion with a projected growth rate of over 2% over the next 5 years. The percentage of sheet metal in a car is estimated to be about 8% to 12%. The average sheet metal component business is therefore roughly $50 billion per year, with a 2% growth rate or about $1 billion per year.

While Highway Holdings’ history in China spans over 35 years, the Company has never directly targeted the local Chinese market, with the exception of supporting our international OEM customers that have a local Chinese presence. We view the Regent-Feinbau transaction as a significant opportunity, as prior to a Regent-Feinbau acquisition we could not offer thick sheet metal cutting, bending and welding to potential customers. Regent-Feinbau will expand our portfolio and add these sought after capabilities and experience to our company.”

Mr. Kohl added, “Regent-Feinbau’s business in Europe is also expected to grow with the help of our know-how and experience, allowing it to approach high volume component businesses they could not previously target because of a lack of resources. These synergies are highly valuable, which is why we are so excited about the potential positive impact of this acquisition.”

“Importantly, Regent-Feinbau is only the first step in our M&A strategy. We are currently evaluating additional transactions in Germany that we have identified and evaluated over the last 24 months.”

“We believe that we have a very strong financial foundation to acquire Regent-Feinbau and potentially other targets, with substantially no debt and approximately $5.3 million in cash and cash equivalents, representing approximately US$1.20 cash per share.”

About Highway Holdings Limited

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar, and Shenzhen, China. For more information visit website www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

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